July 19, 2012

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Jay Ingram, Legal Branch Chief
Jessica Dickerson, Staff Attorney

Re:	GreenHunter Energy, Inc.
Registration Statement on Form S-1/A
Registration No. 333-178386, filed on July 13, 2012

Ladies and Gentlemen:

The undersigned hereby requests that the effectiveness of its Registration Statement on Form S-1/A (Registration No. 333-178386), filed on July 13, 2012, be accelerated so that such Registration Statement will become effective at 4:00 p.m., Eastern Time on July 23, 2012, or as soon thereafter as practicable.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or desire further information, please contact David E. Morrison of Fulbright & Jaworski L.L.P. at (214) 855-8301.

Very truly yours, GREENHUNTER ENERGY, INC.

/s/ Morgan F. Johnston Morgan F. Johnston Senior Vice President, General Counsel and Secretary

1048 TEXAN TRAIL ¿ GRAPEVINE, TX 76051¿ OFFICE 972-410-1044 ¿ FAX 972-410-1066